February 26, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

We advise that during the meeting of the Board of Directors of Philippine Long Distance Telephone Company on February 26, 2003, the following cash dividends were declared:

1.          $1.029412 per outstanding share of the Company’s Series III Convertible Preferred Stock, payable on April 15, 2003 to the holders of record on March 17, 2003.

2.          P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, payable on April 15, 2003 to the holders of record on March 17, 2003.

3.          US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, payable on April 15, 2003 to the holders of record on March 17, 2003.

4.          JY10.179725 per outstanding share of the Company’s Series VII Convertible Preferred Stock, payable April 15, 2003 to the holders of record on March 17, 2003.

We are releasing this dividend announcement to the Philippine Stock Exchange and Securities and Exchange Commission today.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary